SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

INSIGNIA SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45765Y105

(CUSIP Number)

Air T, Inc.

5930 Balsom Ridge Rd.

Denver, North Carolina 28037

(828) 464-8741

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765Y105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF	7	SOLE VOTING POWER 3,416,114
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,416,114
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,416,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45765Y105	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 422,000
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 422,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45765Y105	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 12,168
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 422,000
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 12,168
	10	SHARED DISPOSITIVE POWER 422,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 434,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45765Y105	13D	Page 5 of 11 Pages

This Amendment No. 12 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 12”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 18, 2014, as amended (the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 12, the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Insignia Systems, Inc., a Minnesota corporation (the “Company”). The Company reports that its principal executive offices are located at 8799 Brooklyn Blvd., Minneapolis, Minnesota 55445.

Item 2. Identity and Background.

This Statement is filed by (i) Air T, Inc., a Minnesota corporation (“Air T”), (ii) Groveland Capital LLC, a Delaware limited liability company (“Groveland”), and (iii) Nicholas J. Swenson.

The foregoing entities and person are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly, as they may be deemed a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of Air T is serving as a diversified holding company providing overnight air cargo, aviation ground equipment, ground support services, printing equipment and maintenance, commercial jet engines and parts, and leasing services. The principal business of Groveland is serving as an investment management firm. The principal occupation of Mr. Swenson is serving as the President, Chief Executive Officer and Chairman of the board of directors of Air T. Mr. Swenson is also a private investor and the founder and managing member of Groveland, and the managing member of AO Partners, LLC which is the general partner of AO Partners I, L.P., an investment fund. Mr. Swenson is a U.S. citizen.

The business address of Air T is 5930 Balsom Ridge Road, Denver, North Carolina 28037. The business address of Groveland is 5000 West 36th Street, Suite 130, Minneapolis, Minnesota 55416. The business addresses for Mr. Swenson are c/o Air T, Inc., 5930 Balsom Ridge Road, Denver, North Carolina 28037; and c/o Groveland Capital LLC, 5000 West 36th Street, Suite 130, Minneapolis, Minnesota 55416

Information regarding the identity and background of each executive officer and director of Air T is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, excluding brokerage commissions, was approximately $8,408,441 in the aggregate. The source of these funds was working capital or personal funds, as applicable.

Item 4. Purpose of Transaction.

On May 17, 2018, the Reporting Persons entered into a Cooperation Agreement with the Company (the “Cooperation Agreement”). On the same date, pursuant to the terms of the Cooperation Agreement, the Company: (i) increased the size of the Company’s board of directors (the “Board”) to six and (ii) appointed Suzanne L. Clarridge and Loren A. Unterseher (collectively, the “New Directors”) to serve as additional directors. F. Peter Zaballos retired from the Board and all committees. Steven Zenz announced his retirement from the Board to be effective as of the Company’s 2019 annual meeting of shareholders. The Reporting Persons and the Company have agreed to collaboratively identify and appoint a replacement for Mr. Zenz in 2019, should the Board decide to do so. With respect to the Company’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), the Reporting Persons agreed to, among other things, vote in favor of the Company’s director nominees and in accordance with the Board’s recommendation on all other proposals, unless Institutional Shareholder Services recommends otherwise.

CUSIP No. 45765Y105	13D	Page 6 of 11 Pages

Pursuant to the Cooperation Agreement, the Company will submit a proposal to be voted on by shareholders at the 2018 Annual Meeting (the “One Share/One Vote Proposal”) to approve an acquisition of shares of Common Stock by Air T that resulted in the Reporting Persons, as a group, having beneficial ownership of Common Stock that would, except for the operation of Section 302A.671 of the Minnesota Statutes (the “Control Share Acquisition Statute”), possess greater than 20% of the voting power in the election of the Company’s directors. The Control Share Acquisition Statute restricts the ability of any person that acquires 20% or more of the stock of a Minnesota public company, such as the Company, from voting the shares that exceed 19.99% of all outstanding shares of the company. Approval of the One Share/One Vote Proposal by the Company’s shareholders is required under the Control Share Acquisition Statute in order to grant full voting rights to the Common Stock beneficially owned by the Reporting Persons and all additional Common Stock acquired by the Reporting Persons up to an aggregate of 33-1/3% of the Company’s outstanding Common Stock.

The Reporting Persons agreed to certain customary standstill provisions, effective as of the date of the Cooperation Agreement through 60 days prior to the expiration of the applicable notice period specified in the Company’s Bylaws related to the nominations of directors at its 2020 annual meeting of shareholders.

The Cooperation Agreement is included as Exhibit 99.1 to this Statement and is incorporated herein by reference. The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the full text of the agreement.

Except as may be proposed for approval by the New Directors who were nominated as a result of the Cooperation Agreement, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 3,838,114 shares of Common Stock, which represents approximately 32.1% of the Company’s outstanding shares of Common Stock.

Air T directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Groveland directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. In addition, Mr. Swenson directly holds 12,168 shares of Common Stock.

In addition, Loren A. Unterseher, who was nominated as a director of the Company as a result of the Cooperation Agreement, holds 10,000 shares of Common Stock, which he acquired on March 16, 2018 in the open market at a price of $1.67 per share.

Air T expressly disclaims beneficial ownership of the securities held by Groveland and Mr. Swenson. Groveland expressly disclaims beneficial ownership of securities held by Air T, and Mr. Swenson expressly disclaims beneficial ownership of securities held by Air T and Groveland except to the extent of his pecuniary interest therein.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 11,962,996 shares of Common Stock reported by the Company as outstanding as of May 7, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 45765Y105	13D	Page 7 of 11 Pages

As the Chairman, President and Chief Executive Officer of Air T, Mr. Swenson may be deemed to beneficially own the shares of Common Stock held by Air T. As the Managing Member of Groveland, Mr. Swenson may be deemed to beneficially own the shares of Common Stock held by Groveland.

(b) Air T has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by Air T. Groveland has the shared power to direct the voting and disposition of the shares of Common Stock beneficially owned by Groveland. Mr. Swenson, as the Managing Member of Groveland, has the shared power to direct the voting and disposition of the shares of Common Stock held by Groveland. Mr. Swenson has the sole power to direct the voting and disposition of the shares of Common Stock directly held by him.

(c) The transactions effected by the Reporting Persons since the filing of Amendment No. 11 to the Schedule 13D on March 26, 2018 are set forth on Schedule B to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 12, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1

Cooperation Agreement, dated as of May 17, 2018, by and among Air T, Inc., Groveland Capital LLC, Nick Swenson and Insignia Systems, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2018).

CUSIP No. 45765Y105	13D	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 22, 2018

AIR T, INC.

/s/ Nicholas J. Swenson

Nicholas J. Swenson
President and Chief Executive Officer

GROVELAND CAPITAL LLC

/s/ Nicholas J. Swenson

Nicholas J. Swenson

Managing Member

/s/ Nicholas J. Swenson

Nicholas J. Swenson

CUSIP No. 45765Y105	13D	Page 9 of 11 Pages

Schedule A

Identity and Background of Executive Officers of Air T, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Nicholas J. Swenson	5930 Balsom Ridge Road Denver, NC 28037 5000 West 36th Street, Suite 130 Minneapolis, MN 55416	President and Chief Executive Officer Air T, Inc. 5930 Balsom Ridge Road Denver, NC 28037 Managing Member Groveland Capital LLC 5000 West 36th Street, Suite 130 Minneapolis, MN 55416
Brett A. Reynolds	5930 Balsom Ridge Road Denver, NC 28037	Senior Vice President and Chief Financial Officer Air T, Inc. 5930 Balsom Ridge Road Denver, NC 28037
Candice L. Otey	5930 Balsom Ridge Road Denver, NC 28037	Chief Accounting Officer Air T, Inc. 5930 Balsom Ridge Road Denver, NC 28037 Chief Financial Officer Mountain Air Cargo, Inc. and CSA Air, Inc. 5930 Balsom Ridge Road Denver, NC 28037

Identity and Background of Directors of Air T, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Nicholas J. Swenson	See above.	See above.

Seth G. Barkett	5930 Balsom Ridge Road Denver, NC 28037	Director of Research Groveland Capital, LLC 5000 West 36th Street, Suite 130 Minneapolis, MN 55416 Groveland Capital, LLC is an investment management firm.

Raymond E. Cabillot	5930 Balsom Ridge Road Denver, NC 28037

Chief Executive Officer
Farnam Street Capital, Inc.
5850 Opus Parkway
Pondview Plaza, Suite 240
Minnetonka, MN 55343

Farnam Street Capital, Inc. is the general partner of Farnam Street Partners L.P., a private investment partnership.

CUSIP No. 45765Y105	13D	Page 10 of 11 Pages

William R. Foudray	5930 Balsom Ridge Road Denver, NC 28037	Executive Vice President Vantage Financial, LLC 444 Second Street Excelsior, MN 55331 Vantage Financial, LLC is an equipment leasing and finance company.

Gary S. Kohler	5930 Balsom Ridge Road Denver, NC 28037

Chief Investment Officer, Portfolio Manager and
Managing Partner
Blue Clay Capital Management, LLC

5000 West 36th Street, Suite 115
Minneapolis, MN 55416

Blue Clay Capital Management, LLC is an investment management firm.

Peter McClung	5930 Balsom Ridge Road Denver, NC 28037

Chief Executive Officer
The Jump Group, LLC
808 Main Street

Grandview, MO 64030

The Jump Group, LLC is a joint venture technology company with welcometoseven.com, a full-service branding agency of which Mr. McClung is a founder, and venture capital investors.

John A. Reeves	5930 Balsom Ridge Road Denver, NC 28037	Director Air T, Inc. 5930 Balsom Ridge Road Denver, NC 28037

Andrew J. Stumpf	5930 Balsom Ridge Road Denver, NC 28037	Partner Storm Lake Capital, LLC 150 S. Elizabeth St. Rochester, MI 48307 Storm Lake Capital, LLC is a private investment group.

Travis Swenson	5930 Balsom Ridge Road Denver, NC 28037	Senior Managing Director, Americas Leader of Real Estate Accounting Services CBRE, Inc. 4400 West 78th Street Suite 200 Minneapolis, MN 55435 CBRE, Inc. is a commercial real estate services firm.

CUSIP No. 45765Y105	13D	Page 11 of 11 Pages

 Schedule B

Transactions by the Reporting Persons in the Common Stock since March 26, 2018:

Air T, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share

3/28/2018	2,000	$1.573
3/28/2018	5,000	$1.55
3/29/2018	19,000	$1.614*
4/2/2018	10,000	$1.57
4/4/2018	20,198	$1.647*
5/18/2018	22,100	$1.608*
5/21/2018	1,400	$1.6298
5/21/2018	400	$1.64
5/21/2018	1,200	$1.63

*Weighted average purchase price per share.